Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three and six months ended June 30, 2021

(unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2021.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Note	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents		$2,460	$2,716
Restricted Cash		1,000	1,394
Accounts receivable	3 & 8	5,356	5,253
Inventories	4	4,591	5,139
Prepaid expenses		968	1,174
Total current assets		14,375	15,676
Non-current assets:
Property, plant and equipment		1,599	1,640
Intangible assets	5	11,902	13,596
Goodwill		2,907	2,986
Other assets		143	156
Total non-current assets		16,551	18,378
Total assets		$30,926	$34,054
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$6,836	$6,979
Current portion of royalty obligation	6	281	362
Current portion of acquisition payable	5	620	637
Holdback Payable	12	1,111	1,876
Current Portion of Contingent Consideration	12	1,989	1,925
Income taxes payable		160	164
Current portion of lease obligation		366	367
Total current liabilities		11,363	12,310
Non-current liabilities
Royalty obligation	6	206	335
Acquisition payable	5	1,156	1,132
Contingent Consideration	12	53	51
Lease obligation		928	1,080
Total non-current liabilities		2,343	2,598
Total liabilities		13,706	14,908
Equity:
Share capital	7(b)	80,915	80,917
Contributed surplus		10,394	10,294
Accumulated other comprehensive income		(6,833)	(6,497)
Deficit		(67,256)	(65,568)
Total Equity		17,220	19,146
Total liabilities and equity		$30,926	$34,054
Commitments and contingencies	9(a) & 9(d)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive Loss

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020

Revenue, net		$5,086	$2,676	$10,022	$5,686
Cost of goods sold	4 & 5	2,047	1,476	3,974	3,018
Gross profit		3,039	1,200	6,048	2,668

Expenses
Selling	8	2,535	971	5,303	3,040
General and administrative	8	571	770	1,156	1,570
Research and development	8	705	98	1,286	956
		3,811	1,839	7,745	5,566

Other Income:
Recovery of expenses	9(b)	(491)	—	(491)	—

Finance (income) costs:
Finance (income) expense, net		117	(380)	238	(307)
Foreign exchange (gain) loss, net		172	(278)	175	(1,146)
		(202)	(658)	(78)	(1,453)
Net (loss) income before income taxes		$(570)	$19	$(1,619)	$(1,445)
Income tax (recovery) expense
Current		69	—	69	—
Net (loss) income		$(639)	$19	$(1,688)	$(1,445)
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries		(100)	(1,258)	(336)	233
Other comprehensive income (loss), net of tax		(100)	(1,258)	(336)	233
Comprehensive loss		$(739)	$(1,239)	$(2,024)	$(1,212)

(Loss) earnings per share
Basic	7(d)	$(0.06)	$—	$(0.16)	$(0.13)
Diluted	7(d)	$(0.06)	$—	$(0.16)	$(0.13)

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

Note			Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942
Net loss for the six months ended June 30, 2020			—	—	—	—	(1,445)	(1,445)
Other comprehensive income for the six months ended June 30, 2020			—	—	—	233	—	233

Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	7	(b)	(1,132)	—	—	—	978	(154)
Share-based compensation	7	(c)	—	—	174	—	—	174
Total transactions with owners			(1,132)	—	174	—	978	20
Balance, June 30, 2020			$84,232	$1,949	$8,202	$(5,518)	$(63,115)	$25,750

Note			Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2020			$80,917	$—	$10,294	$(6,497)	$(65,568)	$19,146
Net loss for the six months ended June 30, 2021			—	—	—	—	(1,688)	(1,688)
Other comprehensive income for the six months ended June 30, 2021			—	—	—	(336)	—	(336)

Transactions with owners, recorded directly in equity
Fee for normal course issuer bid	7	(b)	(2)	—	—	—	—	(2)
Share-based compensation	7	(c)	—	—	100	—	—	100
Total transactions with owners			(2)	—	100	—	—	98
Balance, June 30, 2021			$80,915	$—	$10,394	$(6,833)	$(67,256)	$17,220

See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

For the six months ended June 30	Note	2021	2020
Cash (used in) provided by:
Operating activities:
Net loss for the period		$(1,688)	$(1,445)
Adjustments for:
Amortization of property, plant and equipment		187	149
Amortization of intangible assets	5	1,575	1,236
Share-based compensation	8(c)	100	174
Write-down of inventories	4	—	311
Finance income, net		238	307
Unrealized foreign exchange (gain) loss		(34)	(842)
Change in the following:
Accounts receivable		(92)	2,400
Inventories		548	(1,092)
Prepaid expenses		206	903
Accounts payable and accrued liabilities		(143)	(3,599)
Interest received, net		(15)	31
Royalties paid	6	(200)	(326)
Cash flows from (used in) operating activities		682	(1,793)
Investing activities:
Acquisition of property, plant and equipment		(161)	—
Acquisition of intangible assets	5	(232)	—
Cash flows used in investing activities		(393)	—
Financing activities:
Purchase of common shares under normal course issuer bid	8(b)	(2)	(154)
Repayment of lease liability		(171)	—
Payment of Holdback	12	(372)	—
Cash flows used in financing activities		(545)	(154)
Foreign exchange gain on cash held in foreign currency		—	230
(Decrease) increase in cash and cash equivalents		(256)	(1,717)
Cash and cash equivalents, beginning of period		2,716	12,965
Cash and cash equivalents, end of period		$2,460	$11,248

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary, Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

On September 30, 2019 the Company acquired ownership of ZYPITAMAGTM from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement on December 14, 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAGTM. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.

The Company’s ongoing research and development activities include the continued development and further implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company continues to seek to acquire or license additional cardiovascular products.

2.	Basis of preparation of financial statements
(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2020. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 26, 2021.

6

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

2.    Basis of preparation of financial statements (continued)

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

On March 11, 2020, the COVID -19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain the virus may have a significant impact on the Company’s business. The COVID-19 outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. A prolonged economic shutdown could result in purchase order delays or the inability to collect receivables and it is possible that in the future there will be negative impacts on the Company’s operations that could have a material adverse effect on its financial results. Although the Company has adjusted some of its operating procedures in response to COVID-19, operations have not experienced any significant negative impact to date. The extent to which the pandemic impacts future operations and financial results, and the duration of any such impact, depends on future developments, which are highly uncertain at this time.

(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar, except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination and allocation of the purchase price of Marley Drug and the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2020:

•	Note 3(c)(iii): The valuation of the royalty obligation
•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts
•	Note 3(i): The measurement and useful lives of intangible assets
•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions
•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations.
•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases.

7

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

3.	Accounts Receivable
	June 30, 2021	December 31, 2020
Trade accounts receivable	$5,237	$5,097
Other accounts receivable	119	156
	$5,356	$5,253

As at June 30, 2021, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 98% in aggregate (Customer A - 35%, Customer B - 26%, Customer C - 37%). As at December 31, 2020, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 95% in aggregate (Customer A - 38%, Customer B - 23%, Customer C - 34%).

4.	Inventories
	June 30, 2021	December 31, 2020
Finished product available-for-sale	$3,313	$4,032
Finished retail pharmacy product available for sale	252	216
Unfinished product and packaging materials	1,026	891
	$4,591	$5,139

Inventories expensed as part of cost of goods sold during the three and six months ended June 30, 2021 amounted to $1,479 and $2,829, respectively (2020- $741 and $1,463).

8

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5.     Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2019	$—	$24,929	$4,156	$733	$—	$29,818
Acquisitions under business combinations	1,183	—	495	4,860	—	6,538
Effect of movements in exchange rates	(2)	(491)	(83)	(22)	—	(598)
At December 31, 2020	$1,181	$24,438	$4,568	$5,571	$—	$35,758
Additions	—	—	—	—	232	232
Effect of movements in exchange rates	(31)	(649)	(121)	(148)	—	(949)
At June 30, 2021	$1,150	$23,789	$4,447	$5,423	$232	$35,041

Accumulated amortization and impairment losses	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2019	$—	$15,330	$4,156	$733	$—	$20,219
Amortization	7	2,428	2	29	—	2,466
Effect of movements in exchange rates	—	(426)	(82)	(15)	—	(523)
At December 31, 2020	$7	$17,332	$4,076	$747	$—	$22,162
Amortization	83	1,128	24	340	—	1,575
Effect of movements in exchange rates	(1)	(467)	(108)	(22)	—	(598)
At June 30, 2021	$89	$17,993	$3,992	$1,065	$—	$23,139

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2020	$1,174	$7,106	$492	$4,824	$—	$13,596
At June 30, 2021	$1,061	$5,796	$455	$4,358	$232	$11,902

On September 30, 2019 the Company acquired ownership of ZYPITAMAGTM for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAGTM. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAGTM. The fair value of the deferred payments of $620 and $1,156 is recorded on the statement of financial position within current portion of acquisition payable and acquisition payable, respectively, as at June 30, 2021. The initial amortization period pertaining to the ZYPITAMAGTM intangible asset was 4.3 years with the remaining amortization period being 2.6 years as at June 30, 2021.

9

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5.     Intangible assets (continued)

The Company had considered indicators of impairment as at June 30, 2021 and December 31, 2020. The Company does not feel there is any impairment of the asset at this time.

As at June 30, 2021, intangible assets pertaining to AGGRASTAT® were fully amortized.

For the three months and six months ended June 30, 2021, amortization of intangible assets totaling $556 and $1,129 (2020 - $627 and $1,236) is recorded within cost of goods sold pertaining to the ZYPITAMAG® intangible asset. In connection with the acquisition of Marley Drug, for the three months and six months ended June 30, 2021, $219 and $446 of amortization of intangible assets is recorded within selling expenses as a result of the amortization of the intangible assets pertaining to Marley Drug.

6.     Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000, payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $902, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at June 30, 2021 of $487 (December 31, 2020 - $697) of which $281 (December 31, 2020 - $362) represents the current portion of the royalty obligation.

The net change in the royalty obligation for the three and six months ended June 30, 2021 of $16 and $33, respectively, (2020 - recoveries of $446 and $385) are recorded within finance expense (income), net on the condensed consolidated interim statements of net loss and comprehensive loss. Royalties for the three and six months ended June 30, 2021 totaled $126 and $231, respectively, (2020 - $102 and $212) with payments made during the three and six months ended June 30, 2021 of $123 and $219, respectively (2020 - $326 and $326).

10

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

7.     Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2020	10,251,313	$80,917

Balance, shares outstanding June 30, 2021(1)	10,251,313	$80,915
(1)	On June 29, 2020, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2020 NCIB"). Under the terms of the 2020 NCIB, the Company may acquire up to an aggregate of 533,116 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2020 NCIB will be in place. The 2020 NCIB commenced on June 30, 2020 and ended June 29, 2021.

During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 common shares as a result of the 2020 NCIB. The aggregate price paid for these common shares totaled $522. During the year ended December 31, 2020 the Company recorded $3,925 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4,447.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the three months ended June 30, 2021 and 2020 is as follows:

Three months ended June 30	2021		2020
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,325,308	$3.56	1,428,408	$3.67
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited, cancelled or expired	(56,375)	(6.25)	(52,500)	(5.46)
Balance, end of period	1,268,933	$3.44	1,375,908	$3.60
Options exercisable, end of period	1,145,608	$3.14	1,102,408	$2.99

11

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

7.    Capital Stock (continued)

(c)	Stock option plan (continued)

Options outstanding as at June 30, 2021 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	1.86 years	$0.30	185,000
$0.31 - $3.00	536,933	0.59 years	$1.58	536,933
$4.01 - $5.00	216,000	2.99 years	$4.95	216.000
$5.01 - $7.30	331,000	1.51 years	$7.23	331,000
$0.30 - $7.30	1,268.933	1.42 years	$3.44	1,268,933

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three and six months ended June 30, 2021 is $48 and $100, respectively (2020 - $97 and $174). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

(d)	Per share amounts

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Weighted average shares outstanding for basic earnings per share	10,251,313	10,752,627	10,251,313	10,778,320
Effects of dilution from:
Stock options	—	185,000	—	—
Weighted average shares outstanding for diluted earnings per share	10,251,313	10,937,627	10,251,313	10,778,320

Effects of dilution from 1,145,608 stock options were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three months ended June 30, 2021 as the share price associated with these dilutive instruments are above the market price at the end of the period. Effects of dilution from 1,268,933 stock options were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the six months ended June 30, 2021 as they are anti-dilutive. Effects of dilution from 1,190,908 stock options and 900,000 warrants were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three months ended June 30, 2020 as the share price associated with these dilutive instruments are above the market price at the end of the period. Effects of dilution from 1,375,908 stock options and 900,000 warrants were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the six months ended June 30, 2020 as they are anti-dilutive.

12

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8.     Government assistance

During the three and six months ended June 30, 2021, the Company recorded $81 and $122, respectively, (2020 - $325 and $325) in government assistance resulting from the Canada Emergency Wage Subsidy. For the six months ended June 30, 2021, the funding has been recorded as a reduction of the related salary expenditures with $83 (2020 - $248) recorded within selling expenses, $27 (2020 - $43) recorded within general and administrative expenses and $12 (2020 - $34) recorded with research and development expenses. As at June 30, 2021, $81 of government assistance is recorded in accounts receivable (December 31, 2020 - $85).

9.     Commitments and contingencies

(a)	Commitments

As at June 30, 2021, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2021	749
2022	1,231
2023	186
2024	186
2025	—
$2,352

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and #eu#525 annually (based on current pricing) until 2022.

Effective January 1, 2021, the Company renewed its business and administration services agreement with Genesys Venture Inc. (“GVI”), as described in note 11(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval. The licensor of PREXXARTAN has been unable to provide the product for sale to the Company and after a lengthy suspension by the Company, the Company has terminated its license. The Company has derecognized the liability associated with PREXXARTAN and has included this amount in other income in the current quarter.

13

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9.    Commitments and contingencies (continued)

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 6, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the three and six months ended June 30, 2021 totaled $126 and $231, respectively, (2020 - $102 and $212) with payments made during the three and six months ended June 30, 2021 of $123 and $219, respectively (2020 - $326 and $326).

Beginning with the acquisition of ZYPITAMAGTM (note 5), completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAGTM. During the three and six months ended June 30, 2021, the Company recorded $5 and $10, respectively, (2020 - $3 and $8) in royalties with regard to ZYPITAMAGTM. These amounts are recorded within cost of goods sold on the condensed consolidated interim statement of net (loss) income and comprehensive income and within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position as at June 30, 2021.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay #eu#300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net (loss) income and comprehensive loss pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

14

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

10.     Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel for all periods.

In addition to their salaries, the Company also provides non-cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Salaries, fees and short-term benefits	$168	$183	$356	$355
Share-based payments	37	69	77	125
	$205	$252	$433	$480

(b)	Transactions with related parties

Directors and key management personnel control 26% of the voting shares of the Company as at June 30, 2021 (December 31, 2020 - 25%).

During the three and six months ended June 30, 2021 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $31 and $57, respectively, (2020 - $21 and $42) for business administration services, $81 and $161, respectively, (2020 - $59 and $119) in rental costs and $9 and $17, respectively, (2020 - $9 and $19) for information technology support services. As described in note 10(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and six months ended June 30, 2021, the Company paid GVI CDS $76 and $157, respectively, (2020 - $33 and $92) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three and six months ended June 30, 2021, the Company paid CanAm $nil and $1 (2020 - $nil and $nil) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2021, included in accounts payable and accrued liabilities is $52 (December 31, 2020 - $95) payable to GVI and $62 (December 31, 2020 - $35) payable to GVI CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were no amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at June 30, 2021 or December 31, 2020. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

15

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

11.   Segmented information

The Company operated under one segment, the marketing and distribution of commercial products until the acquisition of Marley Drug on December 17, 2020. After December 17, 2020, the Company operated under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers from the marketing and distribution of commercial products for the three and six months ended June 30, 2021 and 2020 was 100% from sales to customers in the United States.

During the six months ended June 30, 2021, 100% of total revenue from the marketing and distribution of commercial products was generated from nine customers. Customer A accounted for 38%, Customer B accounted for 21%, Customer C accounted for 33% and the remaining six customers accounted for approximately 8% of revenue.

During the six months ended June 30, 2020, 100% of total revenue from the marketing and distribution of commercial products was generated from six customers. Customer A accounted for 36%, Customer B accounted for 34% and Customer C accounted for 27% and the remaining three customers accounted for approximately 3% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

	June 30, 2021	December 31, 2020
Canada	$845	$986
United States	9,768	10,131
Barbados	5,795	7,105
	$16,408	$18,222

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the six months ended June 30, 2021:

	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$6,017	4,005	$10,022
Operating expenses	(7,381)	(4,338)	(11,719)
Other income, net	491	—	491
Finance expense, net	(237)	(1)	(238)
Foreign exchange loss, net	(175)	—	(175)
Income tax expense, net	(69)	—	(69)
Net loss	(1,354)	(334)	$(1,688)

12.    Business combinations

On December 17, 2020, the Company acquired 100% of issued and outstanding shares of Marley Drug, a leading specialty pharmacy serving more than 30,000 customers across the United States for cash consideration of $7,781, of which $1,374 was held back and is recorded on the statement of financial position of the Company as restricted cash with an offsetting liability recorded as a holdback payable to be released in connection with the forgiveness of Marley Drug’s loan under the Paycheck Protection Program (“PPP”) from the United States Small Business Administration and general representations and warranties one year after the acquisition date. An additional $504 was recorded as a holdback payable and is payable once all state licenses have effectively been transferred to the Company, net of 90-day adjustments to true-up cash and working capital targets for the transaction.

16

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

As well, the purchase agreement included contingent consideration of additional payments to the seller based on the achievement of certain future performance targets of Marley Drug. The first contingent consideration (“One Year Payment”) is based on a one-year revenue target up to USD$1.7 million based on Marley Drug’s historical revenues. The second contingent consideration (“Earn Out Payments”) is based on certain revenue milestone targets over a two-year period within Marley Drug. The contingent consideration period commences on the successful transfer of all licenses, unless it is triggered early by the seller. The One-Year Payment has been recorded within current portion of contingent consideration on the statement of financial position with an estimated fair value of $1,922. The Earn Out Payments have been recorded within contingent consideration on the statement of financial position with an estimated fair value of $51. The fair value of the contingent consideration was estimated using probability weighted scenarios and a discount rate of 12%.

During 2021, the PPP loan was forgiven and the restricted cash and holdback payable of $353 was released to the seller in the transaction. As a result of the 90-day working capital adjustment, the total purchase price was reduced by $131 and removed from holdback payable. Of the amounts held back, an additional $372 has been released to the seller.

17